As filed with the Securities and Exchange Commission on August 17, 2010

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

HSBC HOLDINGS PLC

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing ordinary shares of HSBC Holdings plc.	300,000,000 American Depositary Shares	$5.00	$15,000,000	$1069.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13, 14, 15

dividends

and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16 and 18

and proxy soliciting material

(v)

The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 14, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6, 8

or withdraw the underlying securities

and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 22, 2001, as amended and restated as of March 27, 2001 and as further amended and restates as of March 28, 2003 among HSBC Holdings Plc, The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter agreement between HSBC Holdings Plc and The Bank of New York relating to the pre-release of ADRs. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 17, 2010.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of HSBC Holdings plc

By:

The Bank of New York Mellon,

  As Depositary

By: /s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, HSBC Holdings plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, United Kingdom on August 17, 2010.

HSBC HOLDINGS PLC

By:  /s/ D.J. Flint

Name:  D.J. Flint, CBE

Title:    Chief Financial Officer, Executive Director,

Risk and Regulation

Know all persons by these presents that each officer or director whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 17, 2010.

/s/ S. K. Green

Name: S.K. Green

Group Chairman

/s/ M. F. Geoghegan

Name: M. F. Geoghegan, CBE

Group Chief Executive

(Principal Executive Officer)

/s/ D. J. Flint

Name: D.J. Flint, CBE

Chief Financial Officer, Executive Director,

Risk and Regulation

(Principal Financial Officer and Accounting Officer)

/s/ S .A. Catz

Name: S. A. Catz

Director

/s/ V. H. C. Cheng

Name: V. H. C. Cheng, GBS, OBE

Director

/s/ M. K. T. Cheung

Name: M. K. T. Cheung, GBS, OBE

Director

/s/ J. D. Coombe

Name: J. D. Coombe

Director

/s/ R. A. Fairhead

Name: R. A. Fairhead

Director

/s/ A. A. Flockhart

Name: A. A. Flockhart, CBE

Director

/s/ S. T. Gulliver

Name: S. T. Gulliver

Director

/s/ J. W. J. Hughes-Hallett

Name: J. W. J. Hughes-Hallett, SBS

Director

/s/ W. S. H. Laidlaw

Name: W. S. H. Laidlaw

Director

/s/ J. R. Lomax

Name: J. R. Lomax

Director

/s/ G. Morgan

Name: G. Morgan

Director

/s/ N. R. N. Murthy

Name: N. R. N. Murthy, CBE

Director

/s/ Simon Robertson

Name: Sir Simon Robertson

Senior Independent Non-Executive Director

/s/ J. L. Thornton

Name: J. L. Thornton

Director

/s/ Sir Brian Williamson

Name: Sir Brian Williamson, CBE

Director

/s/ Janet Burak

Name: Janet Burak

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of March 22, 2001, as amended and restated

as of March 27, 2001 and as further amended and restated as of March 28, 2003 among HSBC Holdings Plc, The Bank of New York as Depositary, and all Holders

and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

5

Certification under Rule 466.